UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026.

 Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated February 5, 2026.

Item 1

Millicom (Tigo) Successfully Concludes Tender Offer for Telefónica’s Controlling Stake in Colombia Telecomunicaciones S.A. E.S.P. (Coltel)

Luxembourg, February 5, 2026  – Millicom International Cellular S.A. (“Millicom”) today announced it has successfully concluded a tender offer for the acquisition of Telefónica’s controlling 67.5% equity stake in Colombia Telecomunicaciones S.A. E.S.P. (“Coltel”).  The closing of the acquisition is expected to take place tomorrow, February 6.

The tender offer was conducted in accordance with the terms publicly disclosed, with a price of USD 214.4 million for Telefónica’s controlling 67.5% equity stake in Coltel. Millicom is now awaiting Phase 2 of the privatization process launched by La Nación to acquire the remaining shares, expected around April.

As previously disclosed, this transaction is intended to strengthen Colombia’s telecommunications sector by creating a financially solid operator with the scale and investment capacity required to deliver critical upgrades in networks, spectrum, and technology. At a pivotal moment for the industry, the acquisition aims to consolidate a second large-scale, financially viable operator, expanding access to advanced digital services and accelerating the nationwide rollout of fiber and 5G—resulting in faster, more reliable connectivity and an enhanced customer experience.

Through the combination of the two businesses, Millicom seeks to build a stronger and more resilient telecommunications platform in Colombia, well positioned to advance the country’s digital inclusion goals. This strengthened operator is expected to reinforce competition, accelerate investment in next-generation infrastructure, and support Colombia’s digital transformation and long-term sustainable development.

Marcelo Benitez, CEO of Millicom, said: “This acquisition marks a decisive step in strengthening our long-term commitment to Colombia. It gives us greater scale, resilience, and investment capacity at a moment when the sector needs focus and conviction. With this platform, we can move faster in deploying fiber and 5G, expanding coverage, and raising service quality for millions of Colombians. Colombia is a core market for Millicom, and we will continue to work closely with regulators and all stakeholders to ensure that our investments foster competition, accelerate digital inclusion, and support sustainable growth.”

With operations across 11 countries in Latin America, the company reaffirms its long-term commitment to the region by advancing inclusive connectivity and digital infrastructure that enable economic growth and create opportunities for millions of people and businesses.

-END-

For further information, please contact

Press: Sofía Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP for Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of September 30, 2025, Millicom, including its Honduras Joint Venture, employed approximately 14,000 people and provided mobile and fiber-cable services through its digital highways to more than 46 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: February 5, 2026